UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Red Rock Resorts, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

75700L108

(CUSIP Number of Class of Securities)

Jeffrey T. Welch

Executive Vice President and Chief Legal Officer

Red Rock Resorts, Inc.

1505 South Pavilion Center Drive

Las Vegas, Nevada 89135

(702) 495-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Deborah J. Conrad

Jason T. Anderson

Milbank LLP

2029 Century Park East, 33rd Floor

Los Angeles, California 90067

(424) 386-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$350,000,000	$32,445

(1)

The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $350,000,000 in aggregate of Class A Common Stock, par value $0.01 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $92.70 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,445	Filing Party: Red Rock Resorts, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 10, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO AMENDMENT NO. 3

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) by Red Rock Resorts, Inc., a Delaware corporation (“Red Rock” or the “Company”), on November 10, 2021, as amended by Amendment No. 1 filed with the SEC on November 26, 2021, and Amendment No. 2 filed with the SEC on December 10, 2021 (as amended, the “Schedule TO”), in connection with the Company’s offer to purchase up to $350 million in value of shares of its Class A Common Stock, par value $0.01 per share (the “Shares”), at a price not greater than $53.00 nor less than $46.00 per Share to the seller in cash, less any applicable withholding taxes and without interest.

The Company’s offer, which expired at 12:00 midnight, New York City time, at the end of the day on December 9, 2021, was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Tender Offer”).

Only those items amended or supplemented are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged. You should read this Amendment No. 3 together with the Schedule TO, Offer to Purchase and the Letter of Transmittal.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

“On December 14, 2021, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on December 9, 2021. A copy of such press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.”

ITEM 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A) **	Offer to Purchase, dated as of November 10, 2021.

(a)(1)(B) **	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C) **	Notice of Guaranteed Delivery.

(a)(1)(D) **	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated as of November 10, 2021.

(a)(1)(E) **	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated as of November 10, 2021.

(a)(1)(F) **	Summary Advertisement, dated as of November 10, 2021.

(a)(1)(G) **	Form of Notice of Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i) **	Press Release, dated as of November 10, 2021.

Exhibit Number	Description

(a)(5)(ii) **	Press Release, dated as of December 10, 2021.

(a)(5)(iii) *	Press Release, dated as of December 14, 2021.

(b)(1)	Incremental Joinder Agreement No. 6 and Sixth Amendment to Credit Agreement dated as of February 7, 2020, among Station Casinos LLC, the guarantor subsidiaries party thereto, Red Rock Resorts, Inc., Station Holdco LLC, Deutsche Bank AG Cayman Islands Branch, as administrative agent, and the lenders party thereto. (Incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 7, 2020).

(b)(2)	Indenture, dated as of November 26, 2021, among Station Casinos LLC, the guarantors party thereto and Computershare Trust Company, N.A., as trustee. (Incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed November 26, 2021).

(d)(1)	Red Rock Resorts, Inc. Amended and Restated 2016 Equity Incentive Plan. (Incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed by the Company on June 14, 2019 (File No. 333-232108)).

(d)(2)	Employment Agreement, dated as of May 2, 2016, among Red Rock Resorts, Inc., Station Casinos LLC and Frank J. Fertitta III. (Incorporated herein by reference to Exhibit 10.2 to Station Casinos LLC’s Current Report on Form 8-K filed May 2, 2016).

(d)(3)	Employment Agreement, dated as of March 3, 2017, among Red Rock Resorts, Inc., Station Casinos LLC and Stephen L. Cootey. (Incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed May 10, 2017).

(d)(4)	Employment Agreement, dated as of May 25, 2017, among Red Rock Resorts, Inc., Station Casinos LLC and Jeffrey T. Welch. (Incorporated herein by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed August 9, 2017).

(d)(5)	Employment Agreement, dated as of February 19, 2019, among Red Rock Resorts, Inc., Station Casinos LLC and Robert A. Finch. (Incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 8, 2019).

(d)(6)	Non-Qualified Stock Option Award Agreement pursuant to the Red Rock Resorts, Inc. 2016 Equity Incentive Plan. (Incorporated herein by reference to Exhibit 10.30 to Amendment No. 3 to the Registration Statement on Form S-1 filed by the Company on February 12, 2016 (File No. 333-207397)).

(d)(7)	Restricted Stock Award Agreement pursuant to the Red Rock Resorts, Inc. 2016 Equity Incentive Plan. (Incorporated herein by reference to Exhibit 10.31 to Amendment No. 3 to the Registration Statement on Form S-1 filed by the Company on February 12, 2016 (File No. 333-207397)).

(d)(8)	Third Amended and Restated Limited Liability Company Agreement of Station Holdco LLC, dated April 28, 2016, by and among Holdco and its Members (as defined therein.) (Incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 2, 2016).

(d)(9)	Amendment No. 1 to the Third Amended and Restated Limited Liability Company Agreement of Station Holdco LLC, dated February 28, 2017. (Incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed May 10, 2017).

(d)(10)	Form of Indemnification Agreement, between Red Rock Resorts, Inc., a Delaware corporation, Station Casinos LLC, a Nevada limited liability company, and the directors and officers of Red Rock Resorts, Inc. (Incorporated herein by reference to Exhibit 10.2 to Amendment No. 3 to the Registration Statement on Form S-1 filed by the Company on February 12, 2016 (File No. 333-207397)).

Exhibit Number	Description

(d)(11)	Exchange Agreement, dated as of April 28, 2016, among Red Rock Resorts, Inc., Station Holdco LLC and Company Unitholders (as defined therein.) (Incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed May 2, 2016).

(d)(12)	Tax Receivable Agreement, dated as of April 28, 2016, among Red Rock Resorts, Inc., Station Holdco LLC and Members (as defined therein.) (Incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 2, 2016).

(d)(13)	Amendment No. 1 to the Tax Receivable Agreement, dated as of April 28, 2019, among Red Rock Resorts, Inc., Station Holdco LLC and Members (as defined therein.) (Incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed May 8, 2019).

(g)	[None.]

(h)	[None.]

*	Filed herewith.
**	Previously filed with the Schedule TO.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RED ROCK RESORTS, INC.

By:	/s/ Stephen L. Cootey
Name:	Stephen L. Cootey
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Date: December 14, 2021